FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2008

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on August 25, 2008.

EXHIBIT 1

Omega Navigation Enterprises, Inc. Announces Three Year Time Charter on 37,000 MDWT. Newbuilding Vessel

Piraeus, Greece, August 25, 2008 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing on product tankers, announced today that it has concluded an agreement to charter one of its five 37,000 dwt. newbuilding product tankers to  NYK Line for three years commencing on delivery of the vessel from the shipyard.  The vessel is scheduled to be delivered from Hyundai Mipo shipyard around March 2010.

The charter on the vessel is expected to generate annual EBITDA of approximately $ 6 million per year.  Also, at the expiration of the initial three year charter period, NYK has the option to extend for two one year periods at higher rates.

The charterer, NYK Line, is a very large Japanese shipowner, operator and logistics company with operations worldwide.   They have interests in the liner/container, cruise, terminalling, dry bulk and tanker businesses.  They have an asset base of over $22 billion and in their most recent fiscal year generated revenues of almost $26 billion had an operating profit of $2 billion and net income of over $1 billion.  They own and/or operate approximately 777 vessels of all types of which 79 are tankers with a capacity in excess of 12 million deadweight tones, as well as 30 LNG carriers.

George Kassiotis, President and CEO of Omega commented: “We are extremely pleased to announce the time charter of the third of our seven newbuilding vessels.  We had previously announced the charter of our two 47,000 dwt. vessels to ST Shipping (Glencore International, AG), the first of which is expected to be delivered in June 2009 and the second in July of 2010.

This charter of the high specification 37,000 dwt. newbuilding product tanker to NYK Line is a very exciting development for Omega Navigation.  In addition to securing a very profitable three year timecharter, we have expanded our customer base to include an extremely strong counter party.  Also, we have expanded the geographical area of our customer base, into Asia, which we believe could generate further growth opportunities for us.  NYK is a first class company with a very strong balance sheet and access to markets all over the world. We hope this leads to a very strong partnership between the two companies and anticipate creating further operational synergies between us in the future.”

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of double hull product tankers. The current fleet includes eight double hull product tankers with a carrying capacity of 512,358 dwt which are chartered out under three-year time charters with an average age of less than three years. In addition, the company has also announced the signing of shipbuilding contracts to construct and acquire seven newbuilding double hull handymax product tankers; two of these have a capacity of 47,000 dwt each, expected to be delivered on or about the second quarter of 2009 and the third quarter of 2010 and five with a capacity of 37,000 dwt each scheduled for delivery between March 2010 and early in 2011. With the addition of these seven vessels, the Omega fleet will expand to 15 product tankers with a total deadweight capacity of 791,358 dwt.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation's Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ   07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: omeganavigation@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  August 25, 2008

  By:

 /s/ Gregory A. McGrath

  ------------------------

Gregory A. McGrath
Chief Financial Officer